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                           April 26, 2022

       Jaeson Bang
       Chief Executive Officer
       Oracle Health, Inc.
       910 Woodbridge Court
       Safety Harbor, Florida 34695

                                                        Re: Oracle Health, Inc.
                                                            Post-Qualification
Amendment No. 1 to Offering Statement on Form 1-A
                                                            Filed April 21,
2022
                                                            File No. 024-11356

       Dear Mr. Bang:

                                                        This is to advise you
that we do not intend to review your amendment.

               We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
       FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Tim
Buchmiller at (202) 551-3635 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Life Sciences
       cc:                                              Louis A. Bevilacqua,
Esq.